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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GAMETECH INTERNATIONAL, INC. (Name of Issuer)
COMMON STOCK, PAR VALUE $.001 (Title of Class of Securities)
36466D102 (CUSIP Number)
Gerald R. Novotny 295 Highway 50, Suite 2, Stateline, Nevada 89449, (775) 749-9166 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 31, 2002 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

CUSIP No. 36466D102

1.	Name Of Reporting Persons
S.S. Or I.R.S. Identification Nos. of above persons (entities only)
(1) Siblings Partners, L.P. ("Siblings") Fed. Tax ID #88-0330215
(2) Gerald R. Novotny ("Novotny") SS# ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization (1) Siblings—Delaware; Novotny—USA

Number of shares		7.	Sole Voting Power Siblings—None; Novotny—617,698
Beneficially
Owned by Each Reporting		8.	Shared Voting Power Siblings—None; Novotny—413,080
Person With
		9.	Sole Dispositive Power Siblings—None; Novotny—617,698

		10.	Shared Dispositive Power Siblings—None; Novotny—413,080

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Siblings—None; Novotny—1,020,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions)

Siblings—PN Novotny—IN

ITEM 1.    SECURITY AND ISSUER

        The issuer is GameTech International, Inc. (the "Issuer"), located at 900 Sandhill Road, Reno, Nevada 89511.

        The securities to which this report relates are shares of Common Stock of the Issuer, $.001 par value.

ITEM 2.    IDENTITY AND BACKGROUND

  (a)
  and (b) Name and Address

        SIBLINGS

          Siblings is a general partnership, whose address is 295 Highway 50, Suite 2, Stateline, Nevada 89449. Novotny is the general partner of Siblings.

        NOVOTNY

          Mr. Novotny is an individual whose address is 295 Highway 50, Suite 2, Stateline, Nevada 89449.

  (c)
  Present Principal Occupation

    Siblings—Investments
    Novotny—Investments

  (d)
  Certain Criminal Proceedings

          During the last five years, neither of the Reporting Persons, nor any executive officer, general partner or director of the Reporting Persons has been convicted in any criminal proceeding.

  (e)
  Certain Civil Proceedings

          During the last five years, neither of the Reporting Persons nor any executive officer, general partner or director of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

  (f)
  Citizenship

    Siblings—Delaware
    Novotny—USA

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Not applicable.

ITEM 4.    PURPOSE OF THE TRANSACTION

        In February 1999, Siblings acquired 1,866,938 shares of Common Stock of the Issuer in connection with an acquisition of a company of which Siblings was a majority shareholder. A portion of the shares were held in an escrow, which has now been released. At July 31, 2002, Siblings owned an aggregate of 1,848,938 shares of Common Stock. On July 31, 2002, Siblings made a distribution of all 1,848,938 shares of Common Stock held by it to the partners of Siblings. As a result of such distribution, Mr. Novotny and other persons whose ownership is aggregated with his own 1,012,778 shares of

Common Stock, representing 9.1% of the outstanding Common Stock. Mr. Novotny is a director of the Issuer.

        The Reporting Persons have no plans to acquire additional securities of the Issuer or to engage in any material transactions with the Issuer. Mr. Novotny may sell securities of Issuer from time to time pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

        (a)    Number of Shares Beneficially Owned—Siblings—None; Novotny—1,020,778; Percent of Class—9.1%. All share information regarding Novotny includes options granted to Novotny as a director covering 8,000 shares which are immediately exercisable.

        (b)    Novotny has sole voting and dispositive power with respect to 617,698 shares. 413,080 shares are held by an unaffiliated custodian for Mr. Novotny's minor son and are included in shares beneficially owned by him in this Schedule 13D, although Mr. Novotny does not have the power to vote or dispose of such shares and therefore disclaims beneficial ownership thereof.

        (c)    Recent Transactions—See Item 4 for information with respect to distributions by Siblings. No other transactions have occurred in the last 60 days.

        (d)    No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities, except for the custodian of Mr. Novotny's minor son as described above.

        (e)    Siblings—July 31, 2002; Novotny—Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Novotny retains certain registration rights with respect to the shares owned by him as provided in connection with previously filed agreements relating to the acquisition in 1999. Novotny is a director of the Issuer. There are no agreements or understandings with respect to his election to the Board.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Stock Purchase Agreement among the Issuer and the Reporting Persons, dated February 8, 1999.*

Exhibit 2. Promissory Note in the principal amount of $943,065, dated February 8, 1999.*

Exhibit 3. Escrow Agreement, among the Reporting Persons, the Issuer and the escrow agent named therein, dated February 8, 1999.*

Exhibit 4. NonCompetition Agreement, dated February 8, 1999, between the Issuer and Mr. Novotny.*

Exhibit 5. Employment Agreement, dated February 8, 1999, between the Issuer and Mr. Novotny.*

Exhibit 6. Press Release, dated February 8, 1999.*

*Previously filed as Exhibits to Schedule 13D dated February 8, 1999.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 27, 2002

SIBLINGS PARTNERS, L.P.		GERALD R. NOVOTNY
By:	/s/ GERALD R. NOVOTNY Gerald R. Novotny, General Partner	/s/ GERALD R. NOVOTNY Gerald R. Novotny

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  ITEM 1. SECURITY AND ISSUER
  ITEM 2. IDENTITY AND BACKGROUND
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 4. PURPOSE OF THE TRANSACTION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE